Rec'd 3/30/06

BB 4/5

06007163

ES
:E COMMISSION
..., D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED
MAR 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8- 66914

AB 4/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OgdenBurr Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3129 Burr Street
(No. and Street)

Fairfield (City) CT (State) 06824 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton 603-502-9677 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds and Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Ave. (Address) New Canaan (City) CT (State) 06840 (Zip Code)

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Ogden Burr Partners, LLC, as

of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

EDNA TORRES
Notary Public
Connecticut
My Commission Expires Nov 30, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member
OgdenBurr Partners, LLC

We have audited the accompanying statement of financial condition of OgdenBurr Partners, LLC (a Connecticut limited liability company) as of December 31, 2005, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OgdenBurr Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages viii and ix is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
March 13, 2006

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

OGDENBURR PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 38,546

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable	1,400
MEMBER'S CAPITAL	37,146
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 38,546

See notes to financial statements.

OGDENBURR PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2005

REVENUES	
Other income	$ -
OPERATING EXPENSES	
Compensation	4,260
Payroll taxes and fees	1,221
Office expense	11,523
Professional fees	12,479
Advertising and promotion	1,095
Computer expense	3,802
Licenses and registrations	5,224
Travel and entertainment	6,070
Insurance	18,262
Dues and subscriptions	1,729
Education and training	6,413
Utilities	3,158
TOTAL OPERATING EXPENSES	75,236
NET LOSS	$ (75,236)

See notes to financial statements.

EXHIBIT C

OGDENBURR PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDING DECEMBER 31, 2005

BEGINNING CAPITAL	$ 3,404
Member's contribution	108,978
Net loss	(75,236)
ENDING CAPITAL	$ 37,146

See notes to financial statements.

EXHIBIT D

OGDENBURR PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (75,236)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in accounts payable	1,400
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(73,836)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	108,978
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	108,978
NET INCREASE IN CASH	35,142
CASH AT BEGINNING OF YEAR	3,404
CASH AT END OF YEAR	$ 38,546

See notes to financial statements.

OGDENBURR PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

OgdenBurr Partners, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) as of August 15, 2005. The Company is a limited liability company formed in the State of Connecticut on October 21, 2004. Its single member is Guy Sullivan.

The Company acts as an intermediary between hedge funds and potential investors.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on its income tax returns.

Revenue Recognition

The Company records revenues from transactions as of the closing date.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

OGDENBURR PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2005 was $1,095.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, in the initial year of operation.

At December 31, 2005, the Company had net capital of $35,706, which exceeded the minimum requirement of $5,000 by $30,706.

NOTE 3 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SUPPLEMENTARY INFORMATION

OGDENBURR PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	37,146
Deductions and/or charges for non-allowable assets:		
Petty Cash		1,440
NET CAPITAL		35,706
Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness)		5,000
EXCESS NET CAPITAL	$	30,706

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.

OGDENBURR PARTNERS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 1,400
Total aggregate indebtedness	$ 1,400
Excess net capital at 1,000 percent	$ 35,566
Ratio: Aggregate indebtedness to net capital	.04 to 1

OGDENBURR PARTNERS, LLC

ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2005

Reynolds & Rowella LLP